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EXHIBIT 99.2

STATEMENT OF NET ASSETS

(expressed in U.S. dollars)

	As at October 31,
	2003	2002
Net assets:
Gold bullion, at market (note 2) $	114,733,517	75,716,165
Silver bullion, at market (note 2)	76,236,168	53,460,056
Marketable securities, at market (average cost — $89,430)	70,998	41,486
Interest-bearing cash deposits	4,315,467	3,898,449
Prepaid bullion insurance and safekeeping	50,000	21,600
Interest receivable and other	12,545	11,957

	195,418,695	133,149,713
Accrued liabilities	(307,883)	(344,138)
Dividends payable (note 3)	(447,463)	(357,975)

Net assets representing shareholders' equity $	194,663,349	132,447,600

Represented by:
Share capital (note 3) $	191,167,812	153,368,513
Contributed surplus and retained earnings (note 4)	26,776,874	28,695,029
Unrealized depreciation of investments	(23,281,337)	(49,615,942)

	$194,663,349	132,447,600

Net asset value per share (expressed in U.S. dollars) (note1(c)(ii)):
Class A shares $	4.35	3.70
Common shares $	1.35	0.70

Net asset value per share (expressed in equivalent Canadian dollars):
Class A shares $	5.74	5.77
Common shares $	1.78	1.09

Exchange rate at end of year: U.S. $1.00 = Cdn.	$1.3197	1.5603

On behalf of the Board:

"DOUGLAS E. HEAGLE"	"PHILIP M. SPICER"
Director	Director

See accompanying notes to financial statements.

STATEMENT OF LOSS

(expressed in U.S. dollars)

	Years ended October 31,
	2003	2002	2001
Income:
Interest	$49,116	43,544	78,752
Dividends	258	401	380
Realized loss on sale of investments	—	(906,786)	—

	49,374	(862,841)	79,132

Expenses:
Administration fees (note 5)	663,409	447,589	334,609
Safekeeping, insurance and bank charges	157,391	99,164	65,160
Shareholders' information	115,512	77,400	66,118
Professional fees	70,471	36,097	25,335
Directors' fees and expenses	57,641	50,449	41,994
Registrar and transfer agents' fees	41,521	29,872	30,291
Miscellaneous	1,373	2,125	1,174
Foreign exchange loss	17,514	6,776	8,772

	1,124,832	749,472	573,453

Loss from operations before income taxes	(1,075,458)	(1,612,313)	(494,321)
Income taxes (note 6)	(395,234)	(283,487)	(140,091)

Net loss	$(1,470,692)	(1,895,800)	(634,412)

Net loss per share (note 1(c)(i)):
Class A shares $	(0.03)	(0.07)	(0.03)
Common shares $	(0.04)	(0.08)	(0.04)

STATEMENT OF CHANGES IN NET ASSETS

(expressed in U.S. dollars)

	Years ended October 31,
	2003	2002	2001
Net assets at beginning of year	$132,447,600	66,351,795	68,364,799
Add (Deduct):
Unrealized appreciation (depreciation) of investments during the year	26,334,605	3,795,333	(1,184,463)
Net loss	(1,470,692)	(1,895,800)	(634,412)
Dividends on Class A shares	(447,463)	(357,975)	(194,129)
Net issuance of Class A shares	37,799,299	63,647,461	—
Realized loss on investments during the year	—	906,786	—

Increase (decrease) in net assets during the year	62,215,749	66,095,805	(2,013,004)

Net assets at end of year	$194,663,349	132,447,600	66,351,795

See accompanying notes to financial statements.

STATEMENT OF SHAREHOLDERS' EQUITY

(expressed in U.S. dollars)

	Years ended October 31,
	2003	2002	2001
Share capital (note 3):
44,746,320 (2002: 35,797,520; 2001: 19,412,860) retractable, Class A shares issued	$191,148,354	153,349,055	89,701,594
40,000 Common shares issued	19,458	19,458	19,458

	191,167,812	153,368,513	89,721,052

Contributed surplus:
Balance at beginning of year	28,695,029	30,948,804	31,777,345
Transfer to retained earnings on elimination of deficit (note 4)	(1,918,155)	(2,253,775)	(828,541)

Balance at end of year	26,776,874	28,695,029	30,948,804

Retained earnings:
Balance at beginning of year	—	—	—
Net loss	(1,470,692)	(1,895,800)	(634,412)
Dividends on Class A shares	(447,463)	(357,975)	(194,129)

	(1,918,155)	(2,253,775)	(828,541)
Transfer from contributed surplus on elimination of deficit (note 4)	1,918,155	2,253,775	828,541

Balance at end of year	—	—	—
Unrealized depreciation of Investments:
Balance at beginning of year	(49,615,942)	(54,318,061)	(53,133,598)
Unrealized appreciation (depreciation) of investments during the year	26,334,605	3,795,333	(1,184,463)
Realized loss on investments during the year	—	906,786	—

Balance at end of year	(23,281,337)	(49,615,942)	(54,318,061)

Shareholders' equity	$194,663,349	132,447,600	66,351,795

See accompanying notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

October 31, 2003, 2002 and 2001

(amounts expressed in U.S. dollars unless otherwise stated)

1.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

  Central Fund of Canada Limited ("Central Fund" or the "Company") was incorporated under the Business Corporations Act, 1961 (Ontario), and was continued under the Business Corporations Act (Alberta) on April 5, 1990. The Company operates as a specialized investment holding company investing most of its assets in gold and silver bullion.

  The Company's accounting policies, which conform with Canadian generally accepted accounting principles, are summarized below.

  (a)
  Foreign exchange translation:

    Canadian dollar cash deposits are translated at the rates of exchange prevailing at year end. Any difference between the year-end exchange rate and the exchange rate at the time such deposits were acquired is recorded in the statement of loss as a foreign exchange loss (gain).

    Purchases and sales of investments traded in foreign currencies and the related income are translated at the rates of exchange prevailing when the transactions occur. Market values of investments quoted in foreign currencies are translated at the rates of exchange prevailing at year end.

  (b)
  Investments:

    Bullion and marketable securities are valued at market value. Gold bullion is valued at the afternoon London fixing and silver bullion is valued at the daily London fixing. Marketable securities are valued at prices as reported at the close of trading on recognized stock exchanges or over-the-counter markets.

    Unrealized depreciation of investments represents the difference between the market value and average cost of investments.

    Investment transactions are accounted for on the trade date. Realized gains and losses and unrealized appreciation or depreciation are calculated on the average cost basis.

    Dividend income is recorded on the ex-dividend date.

  (c)
  Per share amounts:

  (i)
  Net loss per share:

      The calculation of net loss per share is based on the weighted average number of Class A and Common shares outstanding during the year. The net loss per Class A share is reduced by U.S. $.01 as the Class A shares are entitled to receive a U.S. $.01 preferential non-cumulative annual dividend. The remaining loss for the year is attributed equally to each Class A share and Common share, without preference or distinction.

    (ii)
    Net asset value per share:

      The calculation of net asset value per share is based on the number of shares outstanding at the end of the year and gives effect to the Class A shares' entitlement to U.S. $3.00 per share on liquidation, before any remaining net assets are attributed equally to each Class A share and Common share then outstanding.

  (d)
  Income taxes:

    The Company follows the liability method of tax allocation for accounting for income taxes. Under this method, future tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities, and measured using the substantially enacted tax rates and laws that will be in effect when the differences are expected to reverse.

2.     GOLD AND SILVER BULLION:

Holdings at October 31:		2003	2002	2001
Gold bullion:
Fine ounces	— 100 and 400 oz. bars	291,894	235,539	129,725
	— bank certificates	5,151	3,389	2,502

		297,045	238,928	132,227

Cost	—	$111,164,364	89,697,793	55,750,650
Market value	—	$114,733,517	75,716,165	36,858,284

Market value	— per fine ounce	$386.25	316.90	278.75

Silver bullion:
Ounces	— 1000 oz. bars	14,600,809	11,780,865	6,450,252
	— bank certificates	245,572	165,516	165,516

		14,846,381	11,946,381	6,615,768

Cost	—	$103,068,226	89,046,426	62,748,151

Market value	—	$76,236,168	53,460,056	28,282,409

Market value	— per ounce	$5.135	4.475	4.275

3.     SHARE CAPITAL:

  The authorized share capital consists of 100,000,000 Class A non-voting shares without nominal or par value and 50,000 Common shares without nominal or par value.

  Since October 1989, holders of the Company's Class A shares have had the option to require the Company to redeem their Class A shares on the last day of each fiscal quarter of the Company (each a "Retraction Date") for 80% of the Company's net asset value per Class A share on the Retraction Date (as calculated in accordance with note 1(c)(ii)). Class A shareholders who wish to exercise this retraction right must submit their written redemption request at least 90 days prior to the desired Retraction Date. The Articles of the Company provide for the suspension of redemptions during specified unusual circumstances such as suspensions of normal trading on certain stock exchanges or the London bullion market or to comply with applicable laws or regulations.

  The holders of the Class A shares are entitled to receive a preferential non-cumulative annual dividend of U.S. $.01 per share. Any further dividends declared are to be paid rateably on the Class A shares and Common shares then outstanding, without preference or distinction. The Company has adopted a policy that any dividends declared shall be to shareholders of record at the close of business each October 31, with payment of such dividends being made during November of the same year.

  On April 3, 2002, the Company, through a private placement, issued 4,153,846 Class A shares for gross proceeds of $15,660,000. Costs relating to this issue were $60,000 and net proceeds were approximately $15,600,000.

  The Company used the net proceeds from this private placement to purchase 26,492 fine ounces of gold at a cost of $8,093,304 and 1,340,000 ounces of silver at a cost of $6,405,200, both in physical bar form. The balance of the net proceeds, approximately $1,101,496, has been retained by the Company in interest-bearing cash deposits for working capital purposes.

  On May 2, 2002, the Company, through a private placement, issued 646,154 Class A shares for gross proceeds of $2,424,614. Costs relating to this issue were $15,000 and net proceeds were $2,409,614.

  The Company used the net proceeds from this private placement to purchase 3,936 fine ounces of gold at a cost of $1,227,892 and 190,871 ounces of silver at a cost of $894,364, both in physical bar form. The balance of the net proceeds, $287,358, has been retained by the Company in interest-bearing cash deposits for working capital purposes.

  On June 6, 2002, the Company, through a public offering, issued 11,584,660 Class A shares for gross proceeds of $46,112,740. Costs relating to this public offering were $474,893 and net proceeds were $45,637,847.

  The Company used the net proceeds from this public offering to purchase 76,273 fine ounces of gold at a cost of $24,625,947 and 3,799,742 ounces of silver at a cost of $18,998,711. Of these quantities, all but 887 fine ounces of gold were purchased in physical bar form. This remainder was purchased in certificate form. The balance of the net proceeds, $2,013,189 has been retained by the Company in interest-bearing cash deposits for working capital purposes.

  On January 30, 2003, the Company, through a private placement, issued 3,500,000 Class A shares for proceeds, net of underwriting fees of $611,800, of $14,683,200. Costs relating to this private placement were approximately $125,000 and net proceeds were approximately $14,558,200.

  The Company used the net proceeds from this private placement to purchase 22,517 fine ounces of gold at a cost of $8,110,651 and 1,120,000 ounces of silver at a cost of $5,488,000, both in physical bar form. The balance of the net proceeds, $959,549, has been retained by the Company in interest-bearing cash deposits for working capital purposes.

  On February 14, 2003, the Company, through a private placement, issued 5,448,800 Class A shares for proceeds, net of underwriting fees of $1,039,767, of $23,425,345. Costs relating to this private placement were $184,246 and net proceeds were $23,241,099.

  The Company used the net proceeds from this private placement to purchase 35,600 fine ounces of gold, 33,838 ounces in physical bar form and 1,762 ounces in certificate form, at a cost of $13,355,920, and 1,780,000 ounces of silver, 1,699,944 ounces in physical bar form and 80,056 ounces in certificate form, at a cost of $8,533,800. The balance of the net proceeds, $1,351,379, has been retained by the Company in interest-bearing cash deposits for working capital purposes.

  The stated capital and recorded capital of the Company as at and for the years ended October 31, 2003, 2002 and 2001 are as follows:

		2003	2002	2001
Stated capital — 44,746,320 Class A shares (2002: 35,797,520; 2001: 19,412,860)
Class A shares		$199,128,634	161,020,089	96,822,735
Net share issue costs		(7,980,280)	(7,671,034)	(7,121,141)

Recorded capital	— Class A shares	191,148,354	153,349,055	89,701,594
	— 40,000 Common shares	19,458	19,458	19,458

Capital stock		$191,167,812	153,368,513	89,721,052

Weighted average Class A shares outstanding		42,315,843	26,582,845	19,412,860

4.     CONTRIBUTED SURPLUS AND RETAINED EARNINGS:

  On September 26, 1985, the shareholders authorized the use of contributed surplus to eliminate any deficit that may arise from losses and on the payment of the Class A shares' stated dividend per share. Accordingly, $1,918,155, $2,253,775 and $828,541 were transferred from contributed surplus to retained earnings on October 31, 2003, 2002 and 2001, respectively.

  This change did not affect the net asset value of the Company.

5.     ADMINISTRATION FEES:

  The Company is party to an agreement with The Central Group Alberta Ltd., which is related to the Company through certain of its officers and directors. The Central Group Alberta Ltd. furnishes administrative and consulting services to the Company. For such services, the Company pays an administrative fee, payable monthly, at an annual rate of 1/2 of one percent based on the Company's net assets up to $50,000,000, 3/8 of one percent on the next $50,000,000 in net assets and 1/4 of one percent on any excess over $100,000,000.

6.     INCOME TAXES:

  The following table reconciles the reported income tax expense to the income tax provision which would have been obtained by applying the combined basic Canadian federal and provincial income tax rates to the Company's loss before income taxes:

	2003	2002	2001
Combined basic Canadian federal and provincial income tax rates	37%	40%	43%

Recovery of income taxes based on combined basic Canadian federal and provincial income tax rate	$397,919	644,925	212,558
Increase (decrease) in income taxes resulting from:
Losses not recognized	(397,919)	(644,925)	(212,558)
Federal large corporations tax	395,234	283,487	140,091

	$395,234	283,487	140,091

  The Company is subject to the Canadian Federal large corporations tax based on its taxable capital employed in Canada at the end of its fiscal year. At October 31, 2003, the Company had an accumulated large corporations tax balance of $1,405,000 which is available to be applied against future years' corporation surtax, if any. This balance expires between the years 2004 and 2010.

  At October 31, 2003, the Company had $4,673,000 of accumulated non-capital losses expiring in the years 2004 to 2010 and $1,394,000 of accumulated net capital losses for income tax purposes which are available to reduce future years' taxable income.

  A valuation allowance has been recorded against all of the non-capital and net capital losses and the accumulated Federal large corporations tax balance available for carryforward.

7.
DIFFERENCE BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES:

  The financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles. These principles differ from the accounting principles and practices prescribed in the United States with regard to the presentation of the Company's unrealized appreciation (depreciation) of investments.

  Under Canadian generally accepted accounting principles, the Company records the unrealized appreciation (depreciation) of its investments as a component of shareholders' equity, and changes therein are presented in the statement of shareholders' equity. Under accounting principles generally accepted for investment companies in the United States, these amounts are reflected in the statement of loss. As a result, the following additional information is provided for the benefit of United States shareholders:

	Years ended October 31
	2003	2002	2001
Net loss as reported under Canadian principles	$(1,470,692)	(1,895,800)	(634,412)
Unrealized appreciation (depreciation) of investments during the year	26,334,605	3,795,333	(1,184,463)
Realized loss on investments during the year	—	906,786	—

Net income (loss) under United States principles	$24,863,913	2,806,319	(1,818,875)

Net income (loss) per share under United States principles:
Class A shares	$0.59	0.11	(0.09)
Common shares	$0.58	0.10	(0.10)

  The net assets of the Company are identical under Canadian and United States generally accepted accounting principles.

Auditors' Report To The Shareholders

        We have audited the statement of net assets of Central Fund of Canada Limited as at October 31, 2003 and 2002 and the statements of loss, changes in net assets and shareholders' equity for each of the years in the three-year period ended October 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

        In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at October 31, 2003 and 2002 and the results of its operations and the changes in its net assets for each of the years in the three-year period ended October 31, 2003 in accordance with Canadian generally accepted accounting principles.

Toronto, Canada	Chartered Accountants
November 21, 2003

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STATEMENT OF NET ASSETS (expressed in U.S. dollars)
STATEMENT OF LOSS (expressed in U.S. dollars)
STATEMENT OF CHANGES IN NET ASSETS (expressed in U.S. dollars)
STATEMENT OF SHAREHOLDERS' EQUITY (expressed in U.S. dollars)
NOTES TO FINANCIAL STATEMENTS October 31, 2003, 2002 and 2001 (amounts expressed in U.S. dollars unless otherwise stated)
Auditors' Report To The Shareholders